

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-mail
Tracy Clifford
VP of Accounting and Corporate Controller
Pernix Therapeutics Holdings, Inc.
884 Johnnie Dodds Blvd, Suite 201
Mount Pleasant, SC 29464

> **Re:** **Pernix Therapeutics Holdings, Inc.**
> **Form 10-K**
> **Filed March 18, 2013**
> **File No. 001-14494**

Dear Ms. Clifford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Acquisitions, License and Co-Promotion Agreements, page 13

1. We note that you have entered into a license and supply agreement for Omeclamox-Pak with Gastro-Entero Logic, LLC. Please revise your disclosure to provide the material terms of the agreement, including the parties' rights and obligations, aggregate potential milestones to be paid, royalty rates, duration of the agreement and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

2. Please revise your disclosure to provide the material terms of your co-promotion agreement with ParaPRO for Natroba, including the parties' rights and obligations, the co-promotion fee that ParaPRO pays per unit prescribed, duration of the agreement and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis that

supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

3.   We note that you receive all your rights to Veripred 20 from Pharmaceutical Associates, Inc. via a development, license and supply agreement.  Please revise your disclosure to provide the material terms of the agreement, including the nature and scope of intellectual property transferred, the parties' rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates, minimum purchase requirements, duration of agreement and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

4.   We note that in connection with your acquisition of Somaxon Pharmaceuticals, you became the exclusive licensee of four U.S. patents held by ProCom One, Inc. for Silenor.  Please revise your disclosure to provide the material terms of the license agreement including the nature and scope of intellectual property transferred, the parties' rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

5.   We note that you are subject to an exclusive supply agreement with JRS Pharma, L.P. under which you purchase all of your requirements for ProSolvHD90, an ingredient used in the formulation of Silenor and that under the agreement, gives you the right to list the U.S. patents owned by JRS covering ProSolvHD90 in the Orange Book, with respect to the listing for Silenor.  Please revise your disclosure to provide the material terms of the supply agreement with JRS, including the parties' rights and obligations, any up-front payments, minimum purchase requirements and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

6.   We note that you receive all your rights to Reprexain from the license and promotion agreement between Amneal Pharmaceuticals LLC and Hawthorn Pharmaceuticals, Inc., which you acquired as of December 31, 2012.  Please revise your disclosure to provide the material terms of the agreement, including the nature and scope of intellectual property transferred, the parties' rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates, duration of agreement and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.   Alternatively,

please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director